8-35008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13030777

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

SEC FILE NUMBER 8-35008

MAR 1 - 2013

Washington DC 400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York (City) New York (State) 10179 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins (212) 552-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2013
08 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities LLC., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

02/25/2013

Notary Public

ASIM HAMID
Notary Public - State of New York
NO. 01HA6247344
Qualified in Queens County
My Commission Expires 08/29/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Statement of Cash Flow

x (p) Schedule of Segregation Requirements and Funds in Segregation Customers Trading on U.S. Commodity Exchanges

x (q) Schedule of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Foreign Options Customers

** For Conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e) (3).

J.P. Morgan Securities LLC and Subsidiaries

(An indirect subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition
December 31, 2012


pwc

J.P. Morgan Securities LLC and Subsidiaries

(An indirect subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition

December 31, 2012

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Table of Contents
December 31, 2012



Independent Auditor's Report

To the Board of Managers,
J.P. Morgan Securities LLC

We have audited the accompanying consolidated statement of financial condition of J.P. Morgan Securities LLC and its subsidiaries (the "Company") as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Company and its subsidiaries at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers, LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

J.P. Morgan Securities LLC and Subsidiaries
(An indirect subsidiary of JPMorgan Chase & Co.)
Consolidated Statement of Financial Condition
December 31, 2012

(in millions)

Assets		
Cash	$	879
Cash segregated under federal and other regulations		13,080
Securities purchased under resale agreements (included $9,923 at fair value at December 31, 2012)		211,878
Securities borrowed		78,486
Securities received as collateral		6,052
Receivable from customers		23,785
Receivable from brokers, dealers, clearing organizations and others		6,281
Financial instruments owned		92,808
Financial instruments owned, pledged to counterparties (which the counterparty has the right to sell or repledge)		14,505
Fixed assets (net of accumulated depreciation of $340)		67
Goodwill		1,360
Other assets (included $36 at fair value at December 31, 2012)		2,231
Total assets [(a)]	**$**	**451,412**
Liabilities and member's equity		
Borrowings	$	12,507
Securities sold under repurchase agreements (included $1,819 at fair value at December 31, 2012)		265,374
Securities lent		12,087
Obligation to return securities received as collateral		6,052
Payable to customers		91,918
Payable to brokers, dealers, clearing organizations and others		4,114
Financial instruments sold, not yet purchased		28,316
Other liabilities and accrued expenses (included $18 at fair value at December 31, 2012)		4,852
Beneficial interests issued by consolidated variable interest entities ("VIE") (included $235 at fair value at December 31, 2012)		716
Subordinated liabilities		11,530
Total liabilities [(a)]		**437,466**
Commitments and contingencies (Note 15)		
Member's equity		**13,946**
Total liabilities and member's equity	**$**	**451,412**

(a) The following table presents information on assets and liabilities related to VIEs that are consolidated by the Company at December 31, 2012. The difference between total VIE assets and liabilities represents the Company's interests in those entities, which were eliminated in consolidation.

Assets		
Financial instruments owned	$	915
Other Assets		5
Total Assets	$	920
Liabilities		
Beneficial interests issued by consolidated variable interest entities	$	716
Other liabilities and accrued expenses		-
Total Liabilities	$	716

The assets of consolidated VIEs are used to settle the liabilities of those entities. The holders of the beneficial interests do not have recourse to the general credit of the Company.

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition

1. Organization

The Consolidated Statement of Financial Condition includes the accounts of J.P. Morgan Securities LLC ("JPMorgan Securities") and its subsidiaries (collectively the "Company"), which includes J.P. Morgan Clearing Corp. ("Clearing Corp."). The Company is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), which is a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations in more than 60 countries. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). In December 2012, the Company provisionally registered with the National Futures Association as a Swap Dealer.

JPMorgan Securities has the following ratings as of December 31, 2012:

	Long-term issuer	Short-term issuer
Standard & Poor's (S&P)	A+	A-1
Moody's	A1	Prime-1
Fitch	A+	F1

Nature of Business

The Company acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades various types of debt and equity securities; advises clients on business strategies, capital structures and financial strategies; structures derivative transactions to meet client needs; and engages in the execution and clearance of exchange traded futures and options and cleared OTC derivative contracts on behalf of clients, affiliates and on a proprietary basis. The Company also enters into repurchase and resale agreements, and securities borrowed and lent transactions to finance securities activities. The Company, through Clearing Corp., provides securities and futures clearing, customer financing, securities lending and related services. Additionally, Clearing Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Clearing Corp. also acts as a carrying and clearing broker for certain activities of its affiliates, including JPMorgan Securities, on either a fully disclosed or omnibus basis.

Merger with Chase Investment Services Corp.

Effective October 1, 2012, Chase Investment Services Corp. ("CISC"), a registered broker-dealer and investment adviser with the SEC merged with and into JPMorgan Securities, with JPMorgan Securities being the surviving legal entity. CISC's primary business activity was the sale and distribution of various investment products to its retail customers. CISC was a fully disclosed introducing broker for brokerage products, which include mutual funds, equities and fixed income securities. The merger provides enhanced offerings to clients and operational efficiencies to JPMorgan Chase.

In accordance with accounting guidance related to transfers between entities under common control, the merger of the entities was accounted for as a change in reporting entity. Accordingly, JPMorgan Securities and CISC were combined using the respective carrying values of their assets and liabilities. The Consolidated Statement of Financial Condition as of December 31, 2012,

includes the accounts of CISC as if the merger had been in effect as of the beginning of 2012. Prior to the merger, the accounting practices used by JPMorgan Securities and CISC were comparable.

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Accounting and Reporting Developments

Fair value measurements and disclosures
In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance that amends the requirements for fair value measurement and disclosure. The guidance changes and clarifies certain existing requirements related to portfolios of financial instruments and valuation adjustments, requires additional disclosures for fair value measurements categorized in level 3 of the fair value hierarchy (including disclosure of the range of inputs used in certain valuations), and requires additional disclosures for certain financial instruments that are not carried at fair value. The guidance was effective in the first interim period of 2012. The Company adopted the new guidance, effective January 1, 2012. The application of this guidance did not have a material effect on the Company's Consolidated Statement of Financial Condition.

Accounting for repurchase and similar agreements
In April 2011, the FASB issued guidance that amends the criteria used to assess whether repurchase and similar agreements should be accounted for as financings or sales (purchases) with forward agreements to repurchase (resell). Specifically, the guidance eliminates circumstances in which the lack of adequate collateral maintenance requirements could result in a repurchase agreement being accounted for as a sale. The guidance was effective for new transactions or existing transactions that were modified beginning January 1, 2012. The Company has accounted for its repurchase and similar agreements as secured financings, and the application of this guidance did not have an impact on its Consolidated Statement of Financial Condition.

Balance sheet netting
In December 2011, the FASB issued guidance that requires enhanced disclosures about certain financial assets and liabilities that are subject to legally enforceable master netting agreements or similar agreements, or that have otherwise been offset on the Consolidated Statement of Financial Condition under certain specific conditions that permit net presentation. In January 2013, the FASB clarified that the scope of this guidance is limited to derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. The guidance will become effective in the first interim period of 2013. The application of this guidance will only affect the disclosure of these instruments and will have no impact on the Company's Consolidated Statement of Financial Condition.

(b) Use of Estimates in the Preparation of the Consolidated Statement of Financial Condition

The preparation of the Consolidated Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Consolidation

The Consolidated Statement of Financial Condition includes the accounts of the Company and entities in which the Company has a controlling financial interest as of December 31, 2012. All material intercompany balances and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting Interest Entities

Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions relating to the entity's operations. For these types of entities, the Company's determination of whether it has a controlling interest is primarily based on the amount of voting equity interests held. Entities in which the Company has a controlling financial interest, through ownership of the majority of the entities' voting equity interests, or through other contractual rights that give the Company control, are consolidated by the Company. Investments in companies in which the Company has significant influence over operating and financing decisions (but does not own a majority of the voting equity interests) are accounted for (i) in accordance with the equity method of accounting (which required the Company to recognize its proportionate share of the equity's net earnings), or (ii) at fair value if the fair value option was elected at the inception of the Company's investment. At December 31, 2012, the Company did not have any equity method investments.

Variable Interest Entities

Variable Interest Entities (VIEs) are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The most common type of VIE is a special purpose entity ("SPE"). SPEs are commonly used in securitization transactions in order to isolate certain assets and distribute the cash flows from those assets to investors. SPEs are an important part of the financial markets, including the mortgage and asset-backed securities and commercial paper markets, as they provide market liquidity by facilitating investors' access to specific portfolios of assets and risks. SPEs may be organized as trusts, partnerships or corporations and are typically established for a single, discrete purpose. SPEs are not typically operating entities and usually have a limited life and no employees. The basic SPE structure involves a company selling assets to the SPE; the SPE funds the purchase of those assets by issuing securities to investors. The legal documents that govern the transaction specify how the cash earned on the assets must be allocated to the SPE's investors and other parties that have rights to those cash flows. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

The primary beneficiary of a VIE (i.e., the party that has a controlling financial interest) is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE's economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes identifying the activities that most significantly impact the VIE's economic performance and identifying which party, if any, has power over those activities. To assess whether the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the Company considers all of its economic interests, including derivative or other arrangements deemed to be variable interests in the VIE. This assessment requires that the Company apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; relative share of interests held within the VIE's capital structure; and the reasons why the interests are held by the Company.

The Company performs on-going reassessments of: 1) whether any entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework; and 2) whether changes in the facts and circumstances regarding the Company's involvement with a VIE cause the Company's consolidation conclusion to change. See Note 11 in these Notes to Consolidated Statement of Financial Condition for further information about VIEs.

(d) Cash and Securities Segregated under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2012, JPMorgan Securities had $9.6 billion of cash segregated and Clearing Corp. had $3.5 billion of cash segregated to be in compliance with regulations. In addition, the Company segregated U.S. Government obligations with a market value of $636 million, which are included in securities purchased under resale agreements on the Consolidated Statement of Financial Condition.

Additionally, the Company segregated $6.8 billion of customer owned securities at December 31, 2012. These security balances are not part of the Consolidated Statement of Financial Condition.

(e) Repurchase and Resale Agreements

Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are treated as collateralized financing transactions and are carried on the Consolidated Statement of Financial Condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest, which approximates fair value. Where appropriate under applicable accounting guidance, resale and repurchase agreements with the same counterparty are reported on a net basis.

The Company elected the fair value option for certain resale and repurchase agreements. For further discussion of the fair value option, see Note 4 of this Consolidated Statement of Financial Condition. On the Consolidated Statement of Financial Condition these agreements are reported within securities purchased under resale agreements and securities sold under repurchase agreements.

The Company's policy is to take possession, where possible, of securities purchased under resale agreements. The Company monitors the market value of the underlying securities that it has received from its counterparties, consisting primarily of U.S. government and agency

securities, and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities.

(f) Securities Borrowed and Securities Lent
Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, which approximates fair value. The Company takes possession of securities borrowed and monitors the market value of the securities borrowed and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities. Certain securities are borrowed against securities collateral and according to U.S. GAAP for transfers and servicing of financial asset and extinguishment of liabilities, the borrower is not required to record the transactions on its Consolidated Statement of Financial Condition.

(g) Financial Instruments
Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. For information related to the Company's valuation methodologies under fair value measurement, see Note 3 of these Notes to Consolidated Statement of Financial Condition.

Financial instruments, including both cash instruments and derivatives, are used to hedge or manage risks, facilitate customer transactions and meet financing objectives.

(h) Securities Transactions
Principal securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in non-regular way trades are recorded on settlement date (the date on which the payment of funds and delivery of securities are to take place) with changes in value recorded on the Consolidated Statement of Financial Condition between trade and settlement dates. Other liabilities included approximately $747 million of net unsettled principal trades.

(i) Customer Transactions
Receivables from and payables to customers, recorded on the Consolidated Statement of Financial Condition, primarily include amounts due on cash and margin transactions. These customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. In the event of fails to deliver or receive, the Company records corresponding receivables from customers or payables to customers, respectively.

Securities owned by customers, including those that collateralize margin or other similar transactions and held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included on the Consolidated Statement of Financial Condition. The Company monitors the market value of collateral held and the market value of securities receivable from customers to secure receivables from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

(j) Fixed Assets and Capitalized Software
Fixed assets are carried at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful life of an asset, which is three to ten years. In addition, the Company capitalizes certain costs associated with the acquisition or development of internal-use software. Once the software is ready for its intended use, the Company amortizes these costs on a straight-line basis over the software's

expected useful life, which is generally three years, and reviews for impairment on an ongoing basis.

(k) Goodwill
Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment annually, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment. Goodwill was not impaired at December 31, 2012, nor was any goodwill written off due to impairment during 2012.

(l) Income Taxes
The Company is included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Consolidated Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Consolidated Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Consolidated Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. See Note 6 for a further discussion of income taxes.

The tax sharing arrangement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(m) Foreign Currency Remeasurement
The Company remeasures assets, liabilities, revenue and expense denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value Measurement of Financial Instruments

The Company carries a portion of its assets and liabilities at fair value. These assets and liabilities are predominantly carried at fair value on a recurring basis (i.e., assets and liabilities that are measured and reported at fair value on the Company's Consolidated Statement of Financial Condition.)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, as described below.

Imprecision in estimating unobservable market inputs or other factors can affect the amount of gain or loss recorded for a particular position. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the methods and assumptions used reflect management's judgment.

The Company uses various methodologies and assumptions in the determination of fair value.

Valuation process

JPMorgan Chase has an established and well-documented process for determining fair values. The Company utilizes these processes for determining the fair value of assets and liabilities carried on the Consolidated Statement of Financial Condition.

Risk-taking functions are responsible for providing fair value estimates for assets and liabilities carried on the Consolidated Statement of Financial Condition at fair value. A valuation control function, which is independent of the risk-taking function, verifies the fair value estimates leveraging independently derived prices, valuation inputs and other market data, where available.

Where independent prices or inputs are not available, additional review is performed by the valuation control function to ensure the reasonableness of information that cannot be verified to external independent data, and may include evaluating the limited market activity including client unwinds; benchmarking of valuations inputs to those for similar instruments; decomposition of the valuation of structured instruments into individual components; comparing expected to actual cash flows; review of detailed profit and loss trends, which are analyzed over time; review of trends in collateral valuation and additional levels of management review for larger, more complex holdings.

The valuation control function determines any valuation adjustments that may be required, based on market conditions and other specific facts and circumstances, to ensure that the Company's positions are recorded at fair value. No adjustments are applied to the quoted market price for instruments classified within level 1 of the fair value hierarchy (see below for further information on the fair value hierarchy). For other positions, judgment is required to assess the need for valuation adjustments to appropriately reflect counterparty credit quality; the Company's creditworthiness; liquidity considerations; unobservable parameters; and, for certain portfolios that meet specified criteria, the size of the net open risk position.

Valuation model review and approval

If prices or quotes are not available for an instrument or a similar instrument, fair value is generally determined using valuation models that consider relevant transaction data such as maturity and use as inputs market-based or independently sourced parameters. Where this is the case the price verification process described above is applied to the inputs to those models.

Model reviews consider a number of factors about the model's suitability for valuation of a particular product including whether it accurately reflects the significant risk characteristics of a particular instrument; the selection and reliability of model inputs; consistency with models for similar products; the appropriateness of any model-related adjustments; and sensitivity to input parameters and assumptions that cannot be observed from the market. In addition, the model reviews consider the reasonableness of model methodology and assumptions, and additional testing is conducted, including back-testing of model outcomes.

All new significant valuation models, as well as major changes to existing models, are reviewed and approved prior to implementation except where specified conditions are met. Previously approved models are reviewed and reapproved periodically.

Valuation Hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used by the Company to measure instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Resale and Repurchase Agreements
The Company elected the fair value option for certain resale and repurchase agreements, with an embedded derivative and/or a maturity of greater than one year. To estimate the fair value of these resale and repurchase agreements, cash flows are first evaluated taking into consideration any derivative features of the resale and repurchase agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the valuation hierarchy.

Securities
Where quoted prices for identical securities are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly-liquid government bonds and exchange-traded equities (e.g., common and preferred stocks). If quoted market prices are not available for the specific security, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain government agency securities, mortgage products for which there are quoted prices, pass-through mortgage-backed securities, commercial paper, corporate debt, state and municipal securities and asset-backed securities. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 primarily include certain mortgage-backed, asset-backed and auction rate securities.

Derivatives
Derivative positions are valued using internally developed models that use as their basis readily observable market parameters – that is, parameters that are actively quoted and can be validated

to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Company uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the models are readily observable from actively quoted markets, as is the case for "plain vanilla" interest rate swaps, option contracts and CDS. Such instruments are generally classified within Level 2 of the valuation hierarchy. Derivatives that are valued based on models with significant unobservable market parameters and that are normally traded less actively, have trade activity that is one way, and/or are traded in less-developed markets are classified within Level 3 of the valuation hierarchy.

Other Assets
Other assets included equity investments of $26 million in voting-interest entities in which the Company has significant influence over the operating and financial decisions of the investee company and $10 million of investments in hedge funds. Observable quoted market prices are not available, and the fair values are estimated by using pricing models, where not all of the inputs to the valuation have market prices. These equity and hedge fund investments are classified within Level 3 of the valuation hierarchy.

Beneficial Interests Issued by Consolidated VIEs
The fair value of beneficial interests issued by consolidated VIEs ("beneficial interests") is estimated based on the fair value of the underlying assets held by the VIEs. The valuation of beneficial interests does not include an adjustment to reflect the credit quality of the Company, as the holders of these beneficial interests do not have recourse to the general credit of the Company. Where the inputs into the valuation are based on observable market pricing information, the beneficial interests are classified within Level 2 of the valuation hierarchy. Where significant inputs into the valuation are unobservable, the beneficial interests are classified within Level 3 of the valuation hierarchy.

The following table presents the assets and liabilities measured at fair value as of December 31, 2012, by major product category and fair value hierarchy (as described above):

Assets and liabilities measured at fair value on a recurring basis

(in millions)	Fair value Hierarchy				
December 31, 2012	**Level 1**	**Level 2**	**Level 3**	**Netting**	**Total fair value**
Securities purchased under resale agreements	$ -	$ 9,923	$ -	$ -	$ 9,923
Securities received as collateral	6,052	-	-	-	6,052
Financial instruments owned including pledged to counterparties:					
Mortgage backed securities:					
U.S. government agencies - mortgage-backed securities [c]	-	36,226	60	-	36,286
Nonagency - mortgage-backed securities	-	1,558	473	-	2,031
Total - mortgage backed securities	-	37,784	533	-	38,317
U.S. Treasury, government agencies and non-U.S. government debt securities [c]	8,423	10,169	-	-	18,592
Corporate debt securities [c]	-	8,026	266	-	8,292
Equity securities	26,246	245	140	-	26,631
Loans	-	-	327	-	327
Certificates of deposit, bankers' acceptances and commercial paper [c]	-	3,690	-	-	3,690
State and municipal obligations [c]	-	5,407	891	-	6,298
Asset-backed securities	-	3,297	1,529	-	4,826
Total debt and equity instruments [b]	34,669	68,618	3,686	-	106,973
Derivative receivables:					
Interest Rate	340	1,008	-	(1,024)	324
Credit	-	317	-	(305)	12
Equity	-	338	13	(347)	4
Total derivative receivables	340	1,663	13	(1,676)	340
Total financial instruments owned including pledged to counterparties	**35,009**	**70,281**	**3,699**	**(1,676)**	**107,313**
Other assets [a]	-	-	36	-	36
Total assets at fair value	$ 41,061	$ 80,204	$ 3,735	$ (1,676)	$ 123,324
Securities sold under repurchase agreements	$ -	$ 1,819	$ -	$ -	$ 1,819
Financial instruments sold, not yet purchased:					
Debt and equity instruments	22,552	5,074	5		27,631
Derivative payables:					
Interest Rate	343	1,211	-	(1,064)	490
Credit	-	39	-	(34)	5
Equity	-	773	-	(583)	190
Total derivative payables	343	2,023	-	(1,681)	685
Total financial instruments sold	**22,895**	**7,097**	**5**	**(1,681)**	**28,316**
Beneficial interests issued by consolidated VIEs	-	210	25	-	235
Other liabilities and accrued expenses			18		18
Total liabilities at fair value	$ 22,895	$ 9,126	$ 48	$ (1,681)	$ 30,388

(a) Includes investments in hedge funds, private equity funds, real estate and other funds that do not have readily determinable fair values. The Firm uses net asset value per share when measuring the fair value of these investments. At December 31, 2012, the fair value of these investments was $9 million in level 3.

(b) Balances reflect the reduction of securities owned (long positions) by the amount of securities sold but not yet purchased (short positions) when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").
(c) Financial instruments owned, pledged to counterparties (which the counterparty has the right to sell or repledge) includes $5.5 billion of U.S. Treasury, government agencies and non-U.S. government debt securities; $2.6 billion of U.S. government agencies – mortgage-backed securities; $2.3 billion of Certificates of deposit, bankers' acceptances and commercial paper; $2.1 billion of Nonagency-mortgage-backed securities; $1.7 billion of Corporate debt securities and $0.3 billion of State and municipal obligations.

Transfers between levels for instruments carried at fair value on a recurring basis

For the year ended December 31, 2012, $27.4 billion of U.S. government agency mortgage-backed securities were transferred from level 1 to level 2 due to reduced price observability. There were no significant transfers from level 2 to level 1 and between level 2 and level 3 for the year ended December 31, 2012.

Level 3 Valuation

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to JPMorgan Chase. For instruments valued using internally developed models that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate model to use. Second, due to the lack of observability of significant inputs, management must assess all relevant empirical data in deriving valuation inputs - including, but not limited to, transaction details, yield curves, interest rates, prepayment rates, default rates, volatilities, correlations, equity or debt prices, valuations of comparable instruments, foreign exchange rates and credit curves. Finally, management judgment must be applied to assess the appropriate level of valuation adjustments to reflect counterparty credit quality, the Company's credit worthiness, constraints on liquidity and unobservable parameters, where relevant. The judgments made are typically affected by the type of product and its specific contractual terms, and the level of liquidity for the product or within the market as a whole.

The following table presents the Company's primary level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the range of values for those inputs. While the determination to classify an instrument within level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated to external sources) in addition to the unobservable components. The level 1 and/or level 2 inputs are not included in the table. In addition, the Company manages the risk of the observable components of level 3 financial instruments using securities and derivative positions that are classified within levels 1 or 2 of the fair value hierarchy.

Level 3 Inputs [a]
December 31, 2012 (in millions, except for ratios and basis points)

Product/Instrument	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average
Residential mortgage-backed securities and loans	$ 716	Discounted cash flows	Yield	4% - 20%	10%
			Prepayment speed	0% - 40%	5%
			Conditional default rate	2% - 53%	34%
			Loss severity	10% - 95%	52%
Commercial mortgage-backed securities and loans	$ 84	Discounted cash flows	Yield	8% - 32%	21%
			Conditional default rate	0% - 100%	12%
			Loss severity	40%	40%
Corporate debt securities, obligations of U.S. states and municipalities, and other [b]	$2,162	Discounted cash flows	Prepayment speed	0% - 20%	2%
			Conditional default rate	0% - 1%	0%
			Loss Severity	0% - 75%	13%
			Yield	0% - 7%	2%
		Market Comparables	Price	65 - 90	80%
Collateralized Loan Obligations [b]	$ 737	Market Comparables	Price	0 - 118	89%

(a) The categories presented in the table have been aggregated based upon product type which may differ from the Consolidated Statement of Financial Condition.
(b) Approximately 38% of instruments in this category include price as an unobservable input. This balance includes certain securities which are generally valued using comparable prices for similar instruments.

The range of values presented in the table is representative of the highest and lowest level input used to value the significant instruments within a classification. The input range does not reflect the level of input uncertainty, instead it is driven by the different underlying characteristics of the various instruments within the classification.

Where provided, the weighted averages of the input values presented in the table are calculated based on the fair value of the instruments that the input is being used to value. The weighted average value of an individual parameter compared to the range for that parameter is dependent on where the parameter values of the positions held by the Company sit within the range. This will vary from period to period and parameter to parameter.

Changes in and ranges of unobservable inputs
The following provides a description of the impact on a fair value measurement of a change in an unobservable input, and the interrelationship between unobservable inputs, where relevant and significant. The impact of changes in inputs may not be independent as a change in one unobservable input may give rise to a change in another unobservable input. The descriptions provided below indicate the impact of a change in an input in isolation. Where relationships exist between two unobservable inputs, those relationships are discussed below. Relationships may

also exist between observable and unobservable inputs (for example, as observable interest rates rise, unobservable prepayment rates decline). Such relationships have not been included in the discussion below. In addition, for each of the individual relationships described below, the inverse relationship would also generally apply.

For each of the level 3 inputs the range of values used in the valuation of the Company's positions will vary, potentially significantly, based on the attributes of the underlying instruments that are being valued. Therefore, the ranges of inputs provided are not indicative of the level of valuation uncertainty for the underlying instruments. For example, two option contracts may have similar levels of market risk exposure and valuation uncertainty, but have significantly different implied volatility levels because the option contracts have different underlyings, tenors, or strike prices. The following provides a description of attributes of the underlying instruments and external market factors that affect the range of the inputs used in the valuation of the Company's positions.

Discount rates and spreads
Yield – The yield of an asset is the interest rate used to discount future cash flows in a discounted cash flow calculation. An increase in the yield, in isolation, would result in a decrease in a fair value measurement.

The yield of a particular mortgage-backed security primarily reflects the risk inherent in the instrument. The yield is also impacted by the absolute level of the coupon paid by the instrument (which may not correspond directly to the level of inherent risk). Therefore, the range of yield reflects the range of risk inherent in various instruments owned by the Company. The risk inherent in mortgage-backed securities is driven by the subordination of the security being valued and the characteristics of the underlying mortgages within the collateralized pool, including borrower FICO scores, loan to value ratios for residential mortgages and the nature of the property and/or any tenants for commercial mortgages.

Performance rates of underlying collateral in collateralized obligations (e.g. MBS, CLOs, etc.)
Prepayment speed – The prepayment speed is a measure of the voluntary unscheduled principal repayments of a prepayable obligation in a collateralized pool. Prepayment speeds generally decline as borrower delinquencies rise. An increase in prepayment speeds, in isolation, would result in a decrease in a fair value measurement of assets valued at a premium to par and an increase in a fair value measurement of assets valued at a discount to par.

Prepayment speeds may vary from collateral pool-to-collateral pool, and are driven by the type and location of the underlying borrower, the remaining tenor of the obligation as well as the level and type (e.g., fixed or floating) of interest rate being paid by the borrower. Typically collateral pools with higher borrower credit quality have a higher prepayment rate than those with lower borrower credit quality, all other factors being equal.

Conditional default rate – The conditional default rate is a measure of the reduction in the outstanding collateral balance underlying a collateralized obligation as a result of defaults. While there is typically no direct relationship between conditional default rates and prepayment speeds, collateralized obligations for which the underlying collateral have high prepayment speeds will tend to have lower conditional default rates. An increase in conditional default rates would generally be accompanied by an increase in loss severity and an increase in credit spreads. An increase in the conditional default rate, in isolation, would result in a decrease in a fair value measurement.

Loss severity – The loss severity (the inverse of which is termed the recovery rate) is the expected amount of future realized losses resulting from the ultimate liquidation of a particular loan, expressed as the net amount of loss relative to the outstanding loan balance. An increase in loss

severity is generally accompanied by an increase in conditional default rates. An increase in the loss severity, in isolation, would result in a decrease in a fair value measurement.

Additional disclosures about the fair value of financial instruments (including financial instruments not carried at fair value)

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, securities purchased under resale agreements with short-dated maturities, securities borrowed with short-dated maturities, short-term receivables and accrued interest receivable, securities sold under repurchase agreements with short-dated maturities, securities lent with short-dated maturities, borrowings, accounts payable and accrued liabilities.

	December 31, 2012				
	Carrying	Estimated fair value hierarchy			Total estimated
(in millions)	value	Level 1	Level 2	Level3	fair value
Financial assets					
Cash	$ 879	$ 879	$ -	$ -	$ 879
Cash and securities segregated under federal and other regulation:	13,080		13,080	-	13,080
Securities purchased under resale agreements	201,955	-	201,955	-	201,955
Securities borrowed	78,486	-	78,486	-	78,486
Other assets	33,627	-	33,127	500	33,627
Financial liabilities					
Borrowings	$ 12,507	$ -	$ 12,507	$ -	$ 12,507
Securities sold under repurchase agreements	263,555	-	263,555	-	263,555
Securities lent	12,087	-	12,087	-	12,087
Other liabilities	100,884	-	100,825	59	100,884
Beneficial interests issued by consolidated variable interest entities	235	-	235	-	235
Subordinated liabilities [a]	11,530	NA	NA	NA	NA

(a) Subordinated liabilities are related party transactions that are not done on an arm's length basis, where fair value is not determinable.

4. Fair Value Option

The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets and financial liabilities, not previously carried at fair value.

Elections

Elections were made by the Company to:

- Mitigate income statement volatility caused by the differences in the measurement basis of elected instruments (for example, certain instruments elected were previously accounted for on an accrual basis) while the associated risk management arrangements are accounted for on a fair value basis.
- Eliminate the complexities of applying certain accounting models (e.g., hedge accounting or bifurcation accounting for hybrid investments).
- Better reflect those instruments that are managed on a fair value basis.

Elections include the following:

- Securities financing arrangements with an embedded derivative and/or a maturity of greater than one year.
- Certain equity investments, to better reflect the investments which are managed on a fair value basis.
- Long-term beneficial interests issued by consolidated securitization trusts where the underlying assets are carried at fair value.

5. Derivative Instruments

Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sale price. The Company uses derivatives to manage its own risk exposures.

Accounting for Derivatives

All free-standing derivatives are required to be recorded on the Consolidated Statement of Financial Condition at fair value. The accounting for changes in value of a derivative depends on whether or not the transaction has been designated and qualifies for hedge accounting. The Company does not have derivatives designated as hedges.

As permitted under U.S. GAAP, the Company nets derivative assets and liabilities, and the related cash collateral received and paid, when a legally enforceable master netting agreement exists between the Company and the derivative counterparty.

Notional amount of derivative contracts

The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2012:

December 31, 2012 *(in millions)*		Notional amounts [b]
Interest rate contracts		
Swaps	$	46,105
Futures and forwards		581,045
Written options		2,015
Purchased options		2,122
Total interest rate contracts	**$**	**631,287**
Credit derivatives [a]	**$**	**1,733**
Equity contracts		
Swaps		32,023
Futures and forwards		9,767
Written options		13,443
Purchased options		14,460
Total equity contracts	**$**	**69,693**
Commodity contracts	**$**	**24**
Total derivative notional amounts	**$**	**702,737**

(a) For more information on volumes and types of credit derivative contracts, see the credit derivative discussion in this Note to Consolidated Statement of Financial Condition.

(b) Represents the sum of gross long and gross short third-party and affiliate notional derivative contracts.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts significantly exceed, in the Company's view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount does not change hands; it is used simply as a reference to calculate payments.

Impact of Derivatives on the Consolidated Statement of Financial Condition

The following table summarizes information on derivative receivables and payables (before and after netting adjustments) that are reflected on the Company's Consolidated Statement of Financial Condition as of December 31, 2012, by contract type:

(in millions)	Derivative receivables		Derivative payables	
December 31, 2012	Gross	Net	Gross	Net
Trading assets and liabilities				
Interest rate	$ 1,348	$ 324	$ 1,554	$ 490
Credit	317	12	39	5
Equity	351	4	773	190
Total fair value of trading assets and liabilities	**$ 2,016**	**$ 340**	**$ 2,366**	**$ 685**

Credit risk, liquidity risk and credit-related contingent features

In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. It is the policy of the Company to actively pursue the use of legally enforceable master netting arrangements and collateral agreements to mitigate derivative counterparty credit risk. The amount of derivative receivables reported on the Consolidated Statement of Financial Condition is the fair value of the derivative contracts after giving effect to legally enforceable master netting agreements and cash collateral held by the Company.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the mark to market moves in the counterparties' favor. Where the company has legally enforceable master netting agreements and margin agreements with its affiliates, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the affiliates.

The following table shows the carrying value of derivative receivables and payables after netting adjustments and adjustments for collateral held (including cash) and transferred as of December 31, 2012:

Impact of netting adjustments on derivative receivables and payables

December 31, 2012 *(in millions)*	**Derivative receivables**	**Derivative payables**
Gross derivative fair value	$ 2,016	$ 2,366
Netting adjustment – offsetting payables/receivables	(1,659)	(1,661)
Netting adjustment – cash collateral received/paid	(17)	(20)
Carrying value on Consolidated Statement of Financial Condition	$ 340	$ 685

In addition to the cash collateral amounts, the Company may receive and pledge liquid securities. As of December 31, 2012 there was no securities collateral received or pledged related to derivative activity.

The Company has no derivatives that contain credit-related contingent features.

Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

The Company uses credit derivatives primarily to mitigate credit risk associated with its credit market products and mortgage-backed securities.

The following table presents a summary of the notional amounts of credit derivatives the Company sold and purchased as of December 31, 2012. As shown in the table below, the Company manages the credit risk on contracts to sell protection by purchasing protection with identical or similar underlying reference instruments (including portfolio coverage or specified indices). Other purchased protection referenced in the following tables includes credit derivatives purchased on reference instruments where the Company has not sold any protection on the identical reference instrument, as well as protection purchased through credit related notes.

The Company does not use notional as the primary measure of risk management for credit derivatives because notional does not take into account the probability of occurrence of a credit event, the recovery value of the reference obligation (which typically reduces the amount actually required to be paid on the credit derivative contract), or related cash instruments and economic hedges, each of which reduces, in the Company's view, the risk associated with such derivatives.

Total credit derivatives

(in millions)	Maximum Payout/Notional Amount			
December 31, 2012	Protection Sold	Protection Purchased With Identical Underlyings [a]	Net Protection (Sold)/ Purchased [b]	Other Protection Purchased [c]
Credit derivatives				
Credit default swaps	$ (398)	$ 102	$ (296)	$ 1,233

(a) Represents the notional amount of purchased credit derivatives where the underlying reference instrument is identical to the reference instrument on which the Company has sold credit protection, the notional amount of protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.
(b) Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.
(c) Represents single-name and index CDS protection the Company purchased.

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31, 2012 where the Company is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of credit derivatives where the Company is the purchaser of protection are comparable to the profile reflected below.

Protection sold – credit derivatives ratings/maturity profile

(in millions) **December 31, 2012**	**<1 Year**	**1–5 Years**	**>5 Years**	**Total Notional Amount**	**Fair Value [b]**
Risk rating of reference entity					
Investment grade [a]	$ -	$ (30)	$ (154)	$ (184)	$ (7)
Noninvestment grade [a]	(93)	(22)	(99)	(214)	(30)
Total	$ (93)	$ (52)	$ (253)	$ (398)	$ (37)

(a) Ratings scale is based on the Company's internal ratings, which generally correspond to ratings defined by S&P and Moody's.
(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Company.

6. Income Taxes

The significant components of the net deferred tax asset, as of the Consolidated Statement of Financial Condition date, relate primarily to compensation-related benefits, reserves for litigation, and federal and state tax benefits in regards to tax reserves. In addition there is a deferred tax asset related to state and local net operating loss carry forwards against which a $19 million valuation allowance has been established. As of December 31, 2012, management has determined it is more likely than not that the Company will realize its deferred tax assets, net of the existing valuation allowance. Due to the aforementioned tax sharing agreement discussed in Note 2(l), all deferred tax benefits are cash settled and transferred to JPMorgan Chase.

At December 31, 2012, the Company had a current income tax payable to JPMorgan Chase of $507 million included in the Consolidated Statement of Financial Condition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2012:

(in millions)	**Unrecognized Tax Benefits**
Balance at January 1, 2012	$ 335
Increases based on tax positions related to the current period	35
Increases based on tax positions related to prior periods	14
Decreases based on tax positions related to prior periods	(10)
Decreases related to settlements with taxing authorities	(31)
Balance at December 31, 2012	**$ 343**

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the Internal Revenue Service, and by many states throughout the U.S. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2012.

December 31, 2012	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed, JPMorgan Chase intends to file refund claims
JPMorgan Chase - U.S.	2006 - 2010	Field examination
Bear Stearns - U.S.	2006 - 2008	Field examination
JPMorgan Chase - New York State and City	2005 - 2007	Field examination
JPMorgan Chase - California	2006 - 2008	Field examination

7. Borrowings

Borrowings at December 31, 2012 were approximately $12.5 billion, which were primarily unsecured borrowings. These borrowings are generally short-term obligations that bear interest based on the short term interest rates.

Included within borrowings is $12.1 billion of unsecured borrowings from affiliates.

8. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $34.2 billion. At December 31, 2012, $11.5 billion was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2012 mature as follows:

(in millions)	Amount
Year	
2014	$ 3,650
2015	7,880
	$ 11,530

Of the total facility available, $9.2 billion relates to Clearing Corp, and of the actual amount drawn, $4.9 billion relates to Clearing Corp. All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA"), Chicago Mercantile Exchange ("CME") and by the National Futures Association ("NFA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

The borrowings bear interest at a rate based upon the London Interbank Borrowing Offered Rate ("LIBOR").

9. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results. The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards

U.S. GAAP requires all share-based payments to employees be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs. JPMorgan Chase separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions, JPMorgan Chase accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. RSUs are generally granted annually and generally vest 50% after two years and 50% after three years and convert to shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and awards contain clawback provisions that may result in cancellation prior to vesting under certain specified circumstances. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase Employee Stock Options and SARs

Employee stock options and SARs are generally granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants discretionary stock-based payment awards to individual employees, primarily in the form of both employee stock options and SARs. The 2012 grants of SARs to key employees vest ratably over five years (i.e., 20% per year) and contain full-career eligibility provisions. These awards generally expire ten years after the grant date and contain clawback provisions similar to RSUs.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees:

(in thousands)	Year ended December 31, 2012
RSUs	
Granted	11,916
Forfeited	561
Options and SARs	
Granted	896
Forfeited	58

At December 31, 2012, the Company's employees held 31 million unvested RSUs. In addition, 11 million options and SARs were held by the Company's employees at December 31, 2012, of which 4 million awards were unvested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

There are no separate plans solely for the employees of the Company.

For a discussion of the accounting policies and other information relating to employee stock-based compensation, refer to Note 10 of JPMorgan Chase & Co. 2012 Annual Report on Form 10K for the fiscal year ended December 31, 2012 ("JPMorgan Chase's 2012 Annual Report").

Pension and Other Postretirement Employee Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, non-contributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory, contributions varying with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no separate plans solely for the employees of the Company.

The JPMorgan Chase U.S. defined benefit pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. defined benefit pension plan exceeded the projected benefit obligation at December 31, 2012. The Company was charged $51 million for pension expense in 2012.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2012 Annual Report.

10. Securities Financing Activities

The Company enters into securities financing agreements that are generally treated as collateralized financings and disclosed on the Consolidated Statement of Financial Condition. These agreements are entered into to finance the company's inventory positions, acquire securities to cover short positions, accommodate customers' financing needs, and settle other securities

obligations. The collateralized financing transactions reported on December 31, 2012 have been reduced by $113 billion, as a result of the agreements having met the specified conditions for net presentation under applicable accounting guidance.

11. Variable Interest Entities

At December 31, 2012, the Company consolidated the assets and liabilities of certain VIE's as it was deemed that the Company has both the power to direct the activities of these VIEs that most significantly impacts the VIEs economic performance and, through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company engages in underwriting and trading activities involving securities issued by JPMorgan Chase sponsored securitization trusts. As a result, the Company at times retains senior and/or subordinated interests (including residual interests) in residential and commercial mortgage securitizations upon securitization, and/or reacquires positions in the secondary market in the normal course of business. In certain instances as a result of the positions retained or reacquired, when considered together with the power to direct the activities of the VIE, the Company is deemed to be the primary beneficiary of certain securitization trusts. As of December 31, 2012, the Company consolidated approximately $327 million of assets and $235 million of liabilities due to the company's involvement with securitization trusts. The Company held approximately $801 million of senior and subordinated interests as of December 31, 2012 in non-consolidated private-label securitization entities. These interests are accounted for at fair value and classified as financial instruments owned.

The Company does not consolidate a residential mortgage securitization when it does not hold a beneficial interest in the trust that could potentially be significant to the trust. Generally, the Company is not the servicer of these securities (and therefore does not have the power to direct the most significant activities of the trust). At December 31, 2012 the Company did not consolidate the assets of certain JPMorgan Chase sponsored residential mortgage securitization VIEs, in which the Company had continuing involvement, primarily due to the fact that the Company did not hold an interest in these trusts that could potentially be significant to the trusts.

The Company securitizes commercial mortgage loans, and engages in underwriting and trading activities involving the securities issued by securitization trusts. The Company may retain unsold senior and/or subordinated interests in commercial mortgage securitizations at the time of securitization. The Company does not service commercial loans. For commercial mortgage securitizations the power to direct the significant activities of the VIE generally is held by the servicer or investors in a specified class of securities ("controlling class").

The Company engages in certain re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. These transfers occur in connection with both agency (Fannie Mae, Freddie Mac and Ginnie Mae) and non-agency (private-label) sponsored VIEs, which may be backed by either residential or commercial mortgages. The Company's consolidation analysis is largely dependent on the Company's role and interest in the re-securitization trusts. During the year ended December 31, 2012 the Company transferred $10.0 billion and $286 million of securities to agency and private-label VIEs, respectively.

Most re-securitizations with which the Company is involved are client-driven transactions in which a specific client or group of clients are seeking a specific return or risk profile. For these transactions, the Company has concluded that the decision-making power of the entity is shared between the

Company and its client(s), considering the joint effort and decisions in establishing the re-securitization trust and its assets, as well as the significant economic interest the client holds in the re-securitization trust; therefore the Company does not consolidate the re-securitization VIE.

In more limited circumstances, the Company creates a re-securitization trust independently and not in conjunction with specific clients. In these circumstances, the Company is deemed to have the unilateral ability to direct the most significant activities of the re-securitization trust because of the decisions made during the establishment and design of the trust; therefore, the Company consolidates the resecuritization VIE if the Company holds an interest that could potentially be significant.

Additionally, the Company may invest in beneficial interests of third-party securitizations and generally purchases these interests in the secondary market. In these circumstances, the Firm does not have the unilateral ability to direct the most significant activities of the re-securitization trust, either because it wasn't involved in the initial design of the trust, or the Company is involved with an independent third party sponsor and demonstrates shared power over the creation of the trust; therefore, the Company does not consolidate the re-securitization VIE.

As of December 31, 2012, the Company did not consolidate any agency re-securitizations. As of December 31, 2012 the Company consolidated approximately $31.8 million of assets and no liabilities of private-label re-securitizations.

For other private-label re-securitizations, the Company has concluded that it either did not have the sole power to direct the significant activities of the entity and or did not retain an interest that could potentially be significant. At December 31, 2012, the Company held approximately $2.0 billion of interest in nonconsolidated agency re-securitization entities and $57 million of senior and subordinated interests in nonconsolidated private-label re-securitization entities. These interests are accounted for at fair value and classified as financial instruments owned.

JPMorgan Chase has created a series of trusts that provide short-term investors with qualifying tax-exempt investments, and that allow investors in tax-exempt securities to finance their investments at short-term tax-exempt rates. In a typical transaction, the vehicle purchases fixed-rate longer-term highly rated municipal bonds and funds the purchase by issuing two types of securities: (1) puttable floating-rate certificates and (2) inverse floating-rate residual interests ("residual interests"). The maturity of each of the puttable floating-rate certificates and the residual interests is equal to the life of the vehicle, while the maturity of the underlying municipal bonds is typically longer. Holders of the puttable floating-rate certificates may "put," or tender, the certificates if the remarketing agent cannot successfully remarket the floating-rate certificates to another investor. A liquidity facility conditionally obligates the liquidity provider to fund the purchase of the tendered floating-rate certificates. Upon termination of the vehicle, proceeds from the sale of the underlying municipal bonds would first repay any funded liquidity facility or outstanding floating-rate certificates and the remaining amount, if any, would be paid to the residual interests. If the proceeds from the sale of the underlying municipal bonds are not sufficient to repay the liquidity facility, in certain transactions the liquidity provider has recourse to the residual interest holders for reimbursement. Certain residual interest holders may be required to post collateral to JPMorgan Chase Bank, N.A., as liquidity provider, to support such reimbursement obligations should the market value of the municipal bonds decline.

The Company often serves as the remarketing agent of the puttable floating-rate certificates. As remarketing agent, the Company may hold puttable floating-rate certificates of the municipal bond vehicles. At December 31, 2012, the Company held $345 million of these certificates on its

Consolidated Statement of Financial Condition. The largest amount held by the Company at any time during 2012 was $1.5 billion. The Company did not have and continues not to have any intent to protect any residual interest holder from potential losses on any of the municipal bond holdings.

12. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structure, a variety of risks are managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in the Company's business activities. Under JPMorgan Chase's risk management framework, a holistic approach is employed to risk management to ensure the broad spectrum of risk types are considered in managing its business activities. There are several major risk types identified in the business activities of the Company: market risk, credit risk, liquidity risk, operational risk, legal risk and reputation risk. Through JPMorgan Chase's risk management framework, the Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and industry.

Market Risk - Market risk is the exposure to an adverse change in the market value of portfolios and financial instruments caused by a change in market prices or rates. Market risk is identified, measured, monitored, and controlled by JPMorgan Chase's Market Risk function, a corporate risk governance function independent of the lines of business. Market risk is overseen by JPMorgan Chase's Chief Risk Officer. Market risk is controlled primarily through a series of limits set in the context of the market environment and business strategy.

Credit Risk - Credit risk is the risk of loss from obligor or counterparty default. The Company is engaged in various lending and principal transactions with counterparties that include corporations, financial institutions, governments and their agencies, pension funds, mutual funds, and hedge funds. In addition, obligations arise from participation in payment and securities settlement transactions on the Company's behalf. For further discussion on credit risk related to customer activities, please refer to Note 13 in these Notes to Consolidated Statement of Financial Condition.

Liquidity Risk - Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. The ability to maintain a sufficient level of liquidity is crucial to financial services companies, particularly their ability to maintain appropriate levels of liquidity during periods of adverse conditions. The Company's funding strategy is to ensure liquidity and diversity of funding sources to meet actual and contingent liabilities through both normal and stress periods. Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to identify, measure, and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational Risk - Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. Operational risk is inherent in the Company's business activities and can manifest itself in various ways, including errors, fraudulent acts, business interruptions, inappropriate behavior of employees, or vendors that do not perform in accordance with their arrangements. These events could result in financial losses and other damage to the Company, including reputational harm. To monitor and control operational risk, the Company (through JPMorgan Chase) maintains a system of comprehensive policies and a control

framework designed to provide a sound and well-controlled operational environment. The goal is to keep operational risk at appropriate levels, in light of the Company's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject.

Legal Risk - Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or non-conformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Reputation Risk - Attention to reputation is a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, liquidity and market risks inherent in its products. The failure to address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

13. Customer Activities

Customer Credit Risks

The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and derivative transactions. Derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as borrowings, securities lent and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

14. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments, structure complex transactions and provide and receive operational support and services.

Significant balances with related parties are listed below:

(in millions)		**December 31, 2012**
Assets		
Cash	$	315
Cash segregated under federal and other regulations		9,860
Securities purchased under resale agreements		21,231
Securities borrowed		13,705
Receivable from brokers, dealers, clearing organizations and others		1,558
Financial Instruments owned		1,049
Other assets		465
Liabilities		
Borrowings	$	12,082
Securities sold under repurchase agreements		154,158
Securities lent		1,078
Payable to customers		10,446
Payable to brokers, dealers, clearing organizations and others		1,489
Financial Instruments sold, not yet purchased		261
Subordinated liabilities payable to JPMorgan Chase		11,530
Other liabilities and accrued expenses		351

As of December 31, 2012, financial instruments owned included corporate debt, municipal, structured notes obligations, common and preferred shares issued by JPMorgan Chase and its affiliates. Financial instruments sold, not yet purchased included corporate debt obligations issued by JPMorgan Chase and its affiliates.

15. Commitments, Pledged Assets, Collateral and Contingencies

Pledged Assets

The Company pledges certain financial instruments it owns to collateralize repurchase agreements, other securities financings and to satisfy margin deposits at clearing and depository organizations. At December 31, 2012, financial instruments with a market value of approximately $69 billion were pledged to collateralize financing transactions and for other purposes. Certain of these pledged assets may be sold or repledged by the secured parties and are identified as Financial instruments owned, pledged to counterparties on the Consolidated Statement of Financial condition. The above

amount of assets pledged do not include assets of consolidated VIEs, these assets are used to settle the liabilities of those entities.

Letters of Credit
In the ordinary course of business, the Company obtains letters of credit which are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. At December 31, 2012, the Company had unsecured letter of credit commitments of $683 million.

Derivatives qualifying as guarantees
The Company is both a purchaser and seller of credit protection in the credit derivatives market. For a further discussion of credit derivatives, see Note 5 of this Consolidated Statement of Financial Condition.

Unsettled resale and repurchase agreements
In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the Consolidated Statement of Financial Condition until settlement date. At December 31, 2012, the Company had commitments to enter into future resale and repurchase agreements totaling $9.0 billion and $5.7 billion, respectively.

Collateral
At December 31, 2012, the Company had accepted assets as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $543 billion. This collateral was generally obtained under resale agreements, securities borrowing agreements and customer margin loans. Of these securities, approximately $488 billion were repledged, delivered or otherwise used, generally as collateral under repurchase agreements, securities lending agreements, to collateralize deposits, or to cover short sales. These amounts include $2.6 billion of non-cash loan against pledged securities transactions recorded by the Company as securities received as collateral and obligation to return the securities received as collateral.

Collateralized committed facilities
Collateralized committed facilities are conditional lending commitments issued by the Company for securities financings. The Company does not hold collateral to support these commitments. However, at the start date of the financing, the Company takes possession of the securities as collateral and continues to monitor the market value of the underlying collateral during the term of the transactions, which includes requesting additional collateral from its customers as necessary to minimize exposure. At December 31, 2012, the Company had $3.3 billion outstanding commitments.

Client clearing guarantees
The Company clears transactions on behalf of its clients through various clearinghouses, and the Company stands behind the performance of its clients on such trades. The Firm mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at the inception and throughout the life of the transaction and can cease the provision of clearing services if clients do not adhere to their obligations under the clearing agreement. It is difficult to estimate the Company's maximum exposure under such transactions, as this would require an assessment of transactions that clients may execute in the future. The Company manages the exposure through setting credit limits for clients and maintaining termination right over clearing contracts. However, based upon historical experience, the Company believes it

is unlikely that it will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Guarantees of subsidiaries
In the normal course of its business, JPMorgan Securities guarantees certain of the obligations of its consolidated subsidiaries. These obligations predominantly relate to JPMorgan Securities' guarantee of the obligations of Clearing Corp, which totaled $117 billion at December 31, 2012. The obligations of the consolidated subsidiaries are included on the Company's Consolidated Statement of Financial Condition or are reflected as off-balance sheet commitments; therefore, the Company has not recognized a separate liability for these guarantees. The Company believes that the occurrence of any events that would trigger payments under these guarantees is remote.

Exchange and clearinghouse guarantees
The Company is a member of several securities and futures exchanges and clearinghouses, both in the U.S. and other countries. Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote.

Litigation
The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a defendant in a number of cases involving mortgage-backed securities litigation. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2012 that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment.

For further discussion on certain litigation cases relating to JPMorgan Chase, including the estimate of the range of reasonable possible losses for JPMorgan Chase's litigation portfolio, please refer to Note 31 of JPMorgan Chase's 2012 Annual Report.

The litigation noted above involves multiple companies that are subsidiaries or affiliates of JPMorgan Chase. Due to the overlapping nature of claims and ambiguities inherent in JPMorgan Chase's organization by lines of business and corporate entities, JPMorgan Chase does not disaggregate the estimate of reasonably possible losses by the individual subsidiaries or affiliates. Therefore, it is not possible to disaggregate the portion of the JPMorgan Chase estimate of reasonably possible losses attributable to the Company.

Lease commitments

The following table presents required future minimum rental payments for office space under non-cancelable operating leases that expire after December 31, 2012:

(in millions)		**Year ended December 31, 2012**
2013	$	45
2014		46
2015		45
2016		44
2017		43
After 2017		132
Total minimum payments required		**355**
Less: Sublease rentals under non-cancelable subleases		(104)
Net minimum payment required	**$**	**251**

16. Net Capital and Other Regulatory Requirements

JPMorgan Securities is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. The SEC has approved JPMorgan Securities' use of Appendix E of the Net Capital Rule, which establishes alternative net capital requirements ("net capital") for broker-dealers that are part of entities subject to consolidated supervision at the ultimate holding company level. Appendix E allows JPMorgan Securities to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that it holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. JPMorgan Securities is also required to notify the SEC in the event that tentative net capital is less than $5 billion. JPMorgan Securities is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 8% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC.

At December 31, 2012, JPMorgan Securities' net capital of $13.5 billion exceeded the minimum net capital requirement of $1.5 billion by $12.0 billion. JPMorgan Securities' net capital computation, as defined, includes $2.6 billion, which is the net capital of Clearing Corp. in excess of 5.0% of Clearing Corp.'s aggregate debit items arising from customer transactions.

Under the sequestration requirement for customers trading on U.S. commodity exchanges the Company is required to sequester funds for certain over-the-counter derivative products. At December 31, 2012 the Company has sequestered $158 million which was $99 million in excess of the requirement.

17. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2012, and through February 28, 2013 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Consolidated Statement of Financial Condition as of or for the year ended December 31, 2012.

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